United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                            For the month of May 2002


                               ICICI Bank Limited
                 (Translation of registrant's name into English)


                             4th floor, South Tower
                                  ICICI Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F X                   Form 40-F
                           ---                            ---

Indicate by check mark whether the registrant by furnishing the information con-tained in this Form is also thereby furnishing the information to the Commision
  Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No. X
                      ---                          ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

               Not applicable.




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                                INDEX TO EXHIBITS

Item
----
  1.    Circular to the shareholders of the Bank





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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 13, 2002


                                         ICICI Bank Limited


                                         By: /s/ Nilesh Trivedi
                                             -----------------------------------
                                             Name:  Nilesh Trivedi
                                             Title: Assistant Company Secretary










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                                                                                    May 4, 2002


To the Members:

Disclosure under Section 302 of the Companies Act, 1956
Services Limited and ICICI Personal Financial     The terms of the appointment, tenure and
Services Limited with ICICI Bank Limited has      revision in remuneration of each of the
received the approvals of the High Courts at      abovementioned wholetime Director are
Mumbai and Ahmedabad and Reserve Bank of          detailed below:
India. The Effective Date of the merger (as
defined in the Scheme of Amalgamation) is May     Salary and Tenure
3, 2002, the Appointed Date being March 30,
2002.                                             The existing and proposed range of salary and
                                                  the tenure are given below:
The Bank has now become the second-largest
bank in India in terms of total assets, with                               Salary per
diverse and complex business operations,          Name and Designation     Salary per months(Rs.)   Tenure upto
comprising project finance, corporate and         ----------------------------------------------------------------
retail banking and international business                                  Existing   Ptoposed
operations. The Board, therefore, felt that       ----------------------------------------------------------------
given the business imperatives, it would be       Mr. K.V. Kamath,         200,000 -  400,000 -     April 30, 2006
necessary to have 7 wholetime Directors and       Managing Director & CEO    400,000    650,000
hence the wholetime Directors of erstwhile        ----------------------------------------------------------------
ICICI and the Bank be continued in the merged     Mr. H.N. Sinar           150,000-   200,000-      May 31, 2003
entity. A key consideration in determining        Joint Managing Director     300,000   400,000
the proposed management structure is the need     ----------------------------------------------------------------
for sufficient management resources to meet       Ms. Lalita D. Gupta,     160,000-   200,000-      June 23, 2004
the challenges of integrating the operations      Joint Managing Director    320,000     400,000
of the two entities and ensuring a smooth         ----------------------------------------------------------------
transition of ICICI's organisational set-up       Ms. Kalpana Morparia,    160,000-   200,000-      April 30, 2006
into the banking entity. In addition to           Executive Director         320,ooo    400,000
focussed attention on various business            ----------------------------------------------------------------
segments at the highest levels of the             Mr. S. Mukherji,         160,000-   200,000-      April 30, 2006
executive management, the diverse operations      Executive Director         320,000    400,000
would require a high level of support from        ----------------------------------------------------------------
the corporate centre.                             Chanda D. Kochhar,       150,000-   150,000-      March 31, 2006
                                                  Executive Director         300,000    400,000
Your Board of Directors, therefore, at its        ----------------------------------------------------------------
Meeting held on April 26, 2002 has appointed      Dr. Machikot Mar,        150,000-   150,000-
Mr. K.V. Kamath, as Managing Director & CEO       Executive Director         300,000  400,000
and Ms. Lalita D. Gupte as Joint Managing         ----------------------------------------------------------------
Director, for the period from the Effective
Date till the dates on which their respective     absolute discretion and from time to time,
terms as wholetime Directors of erstwhile         fix, within the above ranges, the salary
ICICI would have expired.                         payable to the wholetime Directors.

Your Board has also appointed Ms. Kalpana         Perquisites
Morparia and Mr. S. Mukherji as Additional
Directors and decided to appoint them as          Perquisites (evaluated as per Income-Tax
Executive Directors for the period from the       Rules, wherever applicable, and at actual
Effective Date till the dates on which their      cost to ICICI Bank in other cases) like the
respective terms as wholetime Directors of        benefit of ICICI Bank's furnished
erstwhile ICICI would have expired.               accommodation, gas, electricity, water and
                                                  furnishings, club fees, personal insurance,
Further, your Board of Directors has decided      use of car and telephone at residence or
to re-designate Mr. H. N. Sinor as Joint          reimbursement of expenses in lieu thereof,
Managing Director and to revise his               payment of income-tax on perquisites by ICICI
remuneration and also the remuneration of the     Bank to the extent permissible under the
current Executive Directors viz., Ms. Chanda      Income-tax Act, 1961 and Rules framed
D. Kochhar and Dr. Nachiket Mor from the          thereunder; medical reimbursement, leave and
Effective Date till the dates on which their      leave travel concession, education benefits,
respective terms as wholetime Directors of        provident fund, superannuation fund, gratuity
ICICI Bank would have expired.                    and other retirement benefits, in accordance
                                                  with the scheme(s) and rule(s) applicable to
ICICI Bank Limited                                the members of the staff from time to time,
Registered Office:        Corporate Office:       for the aforesaid benefits.
Landmark,                 ICICI Bank Towers,
Race Course Circle,       Bandra-Kurla Complex    In case bank-owned accommodation is not provided,
VADODARA 390 007          Mumbai - 400 051.       each of the wholetime Directors shall

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be eligible for house rent allowance of           Ms. Lalita D. Gupte, Ms. Kalpana Morparia and
Rs.50,000/- per month and maintenance of          Mr. S. Mukherji will also not be liable to
accommodation including furniture, fixtures       retire by rotation. However, in order to
and furnishings, as may be provided by ICICI      comply with the provisions of the Companies
Bank.                                             Act, 1956, and the Articles of Association,
                                                  it is proposed that Ms. Lalita D. Gupte (who
Bonus                                             is currently a rotational Director on the
                                                  Board of the Bank) and Ms. Kalpana Morparia
An amount up to 100% of annual salary, as may     shall be liable to retire by rotation, if at
be determined by the Board or any Committee       any time the number of non-rotational
thereof, based on achievement of such             Directors exceeds one-third of the total
performance parameters as may be laid down by     number of Directors. If Ms. Lalita D. Gupte
the Board or any Committee thereof.               and Ms. Kalpana Morparia are re- appointed as
                                                  Directors immediately on retirement by
Others                                            rotation, they shall continue to hold their
                                                  offices of Joint Managing Director and
In the event of absence or inadequacy of net      Executive Director, respectively, and the
profit in any financial year, the                 retirement by rotation and re-appointment
remuneration payable to the wholetime             shall not be deemed to constitute a break in
Directors shall be governed by Section II of      their appointment.
Part II of Schedule XIII of the Companies
Act, 1956, or any modification(s) thereto.        The remuneration are within the limits
                                                  prescribed by the applicable provisions of
The above appointments of additional and          the Companies Act, 1956.
wholetime Directors will be effective from
the Effective Date i.e. May 3, 2002, and          Memorandum of Interest of Directors
shall be subject to the applicable provisions
of the Banking Regulation Act, 1949, the          None of the Directors of your Bank, except
Companies Act, 1956 and the Articles of           Mr. K. V. Kamath, Ms. Lalita D. Gupte, Mr.
Association of the Bank and approval of           H.N. Sinor, Ms. Kalpana Morparia, Mr. S.
Reserve Bank of India. Further, the               Mukherji, Ms. Chanda D. Kochhar and Dr.
appointment and remuneration of the wholetime     Nachiket Mor, are interested in respect of
Directors shall also be subject to the            the appointments and revision in
approval of Members at the forthcoming Annual     remuneration.
General Meeting.
                                                  Copies of the Resolutions passed by the Board
The three existing wholetime Directors of the     at its Meeting held on April 26, 2002 in
Bank viz., Mr. H. N. Sinor, Ms. Chanda D.         respect of the above, may be inspected at the
Kochhar and Dr. Nachiket Mor are not liable       Registered/Corporate Office of your Bank
to retire by rotation. Mr. K. V. Kamath,          between 10.30 a.m. and 12.30 p.m. on all
                                                  working days except Saturday.

                                                  By Order of the Board




                                                                           /s/ Jyotin Mehta
                                                                           -------------------------
                                                                           Jyotin Mehta
                                                                           Company Secretary

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